NEWPORT GROUP SECURITIES, INC.

(SEC ID. No. 8-44508)

_____

STATEMENT OF FINANCIAL CONDITION

AND SUPPLEMENTAL REPORT

December 31, 2020

PUBLIC DOCUMENT

Filed as PUBLIC information pursuant to Rule 17a-5e(3)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

SEC FILE NUMBER
8-44508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Newport Group Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Primera Blvd., Suite 200

(No. and Street)

Lake Mary	FL	32746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa Sherrard (925) 328-4416

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

vidual, state last, first, middle name) (Area Code – Telephone Number)

555 Mission Street, Suite 1400	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

(X)... Certified Public Accountant

( )... Public Accountant

( )... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant*

must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

(X) (l) An Oath or Affirmation.

( ) (m) A copy of the SIPC Supplemental Report.

( ) (n) Independent Auditor's Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



NEWPORT GROUP SECURITIES, INC.

OATH OR AFFIRMATION

I, Teresa Sherrard swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newport Group Securities, Inc. as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Teresa J. Sherrard

Signature

Notary Public State of Florida
Gunnar Rodgers
My Commission HH 044335
Expires 09/20/2024

FINOP

Title

Gunnar Rodgers

Notary Public

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Income (Loss).
(X) (d) Statement of Cash Flow
(X) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) Independent Auditor's Report on Internal Accounting Control

NEWPORT GROUP SECURITIES, INC.

_____

C ONTENTS



Deloitte & Touche LLP
555 Mission Street
San Francisco, CA
USA

Tel: +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of Newport Group Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Newport Group Securities, Inc. (the "Company") as of December 31, 2020 and December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 and December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

March 26, 2021

We have served as the Company's auditor since 2018.

NEWPORT GROUP SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

_____

	2020	2019
ASSETS		
Cash	$ 10,270,611	$ 7,751,305
Receivables, net	5,702,357	4,794,579
Prepaid expenses and other assets	139,612	140,594
Deferred tax asset, net	111,574	82,323
Total assets	$ 16,224,154	$ 12,768,801
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accrued commissions	$756,126	$ 702,787
Due to related party	5,840,236	1,692,864
Other liabilities	779,896	639,008
Total liabilities	$ 7,376,258	$ 3,034,659
Stockholders' equity:		
Common stock, $1.00 par value; 2,000 shares authorized; 100 shares issued and outstanding	$ 100	$ 100
Additional paid-in capital	1,145,230	1,145,230
Retained earnings	7,702,566	8,588,812
Total stockholders' equity	$ 8,847,896	$ 9,734,142
Total liabilities and stockholders' equity	$ 16,224,154	$ 12,768,801

1.   **Nature of Business and Summary of Significant Accounting Policies**

Nature of Business

Newport Group Securities, Inc. ("NGS" or the "Company"), a Florida corporation and a wholly owned subsidiary of Newport Group Holdings II, Inc. ("NGH"), is a broker/dealer and registered investment advisor. NGS is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). NGS operates within the exemptive provisions of Rule 15c3-3 pursuant to the provisions of subparagraph k(1) thereof. When acting as a broker/dealer, its marketing and sales activities are devoted primarily to variable life insurance used as funding vehicles within corporate sponsored employee benefit programs. As a registered investment advisor, NGS provides advice on similar investment strategies. NGS Inc.'s target clients for these products and services are publicly held corporations, large private companies and certain high net worth individuals. NGS, Inc.'s marketing and sales activities are conducted on a nation-wide basis.

A summary of the Company's significant accounting policies follows:

Cash

Cash includes interest-earning deposits, and are held at financial institutions that may exceed federally insured limits. The Company has not experienced any losses on these accounts and does not believe it is exposed to any significant credit risk with respect to cash balances held in these financial institutions.

Receivables, net

Receivables are primarily for commissions and investment consulting fees. Receivables are recorded at net realizable value. Receivables include $132,479 and $185,783 of unbilled receivables as of December 31, 2020 and at December 31, 2019 respectively. of unbilled receivables as of December 31, 2020. Unbilled receivable represents amounts due for services performed that have not been billed. Unbilled receivables are expected to be billed and collected during the next year. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. This allowance is reviewed periodically and adjusted for amounts deemed uncollectible by management. The company booked allowance of bad debt of $140,070 and $104,004 at December 31, 2020 December 31, 2019 respectively.

Income Taxes

The Company accounts for income taxes using the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using the enacted tax rate. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Deferred income tax expense or credit represents the change during the period in the deferred tax assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recently Issued Accounting Pronouncement

In September 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (ASC Topic 326), which amends the FASB's guidance on the impairment of financial

Recently Issued Accounting Pronouncement (continued)

instruments. The ASU adds to U.S. GAAP an impairment model known as the current expected credit loss ("CECL") model, which is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses. The new CECL standard is effective for public companies for annual reporting periods beginning after December 15, 2019, and interim periods therein. ASU 2016-13 has a greater impact on banks. However, nonbank entities that have financial instruments or other assets such as trade receivables, contract assets, lease receivables, financial guarantees, loans and loan commitments, and held-to-maturity debt securities are subject to the CECL model. The Company adopted this standard, but it did not have a material impact on the Company's financial position and results of operations..

On December 18, 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which modifies ASC 740 to simplify the accounting for income taxes. The amendments in this update simplify

the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, Income Taxes. The amendments also improve consistent application or and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The amendments in ASU 2019-12 are effective for public business entities for fiscal years beginning after December 15, 2020. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Company does not believe adoption of the guidance will have a significant impact on its financial statements.

2.   **Other Liabilities**

Other liabilities consisted of the following as of December 31, 2020 and 2019:

	2020	2019
Deferred revenue	$ 29,060	$ 43,108
Accrued investment consulting expense	203,462	274,494
Customer Deposits	121,978	97,714
Other	425,396	223,692
	$ 779,896	$ 639,008

3.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital as defined of $3,269,697, which was $2,831,945 in excess of its required minimum net capital of $437,751. At December 31, 2020, the ratio of aggregate indebtedness to net capital was 2.01 to 1. The Company has no liabilities, which are subordinated to the claims of general creditors.

At December 31, 2019 the Company had net capital as defined, of $4,164,707 which was $3,962,396 in excess of its required net capital of $202,311. At December 31, 2019, the ratio of aggregate indebtedness to net capital was 0.73 to 1. The Company has no liabilities, which are subordinated to the claims of general creditors.

4. Related-Party Transactions

On December 1, 2003, the Company entered into an expense sharing arrangement with Newport Group, Inc. ("NGI"), formerly known as The Newport Group, Inc., a sister company. Under the expense sharing arrangement, NGI permits the Company to market and distribute its products and services from NGI's facilities used in conjunction with NGI's business, subject to reimbursement of the expenses associated with such use. Such expenses include but are not limited to: rent, office supplies, telephone, postage, facsimile and copying equipment, travel and entertainment, dues, and subscriptions. NGI will provide the Company with professional support services as it may require to conduct and administer its operations including but not limited to: executive, administrative, accounting, clerical, legal, and sales services; and act as paymaster to those personnel employed by NGI and providing services to the Company. The term of this agreement is one year and is renewable for successive one-year terms unless terminated by either party upon written notice. During 2020, the Company incurred $15,271,521 in expenses related to its cost sharing agreement with NGI. These expenses are included in various expense items in the accompanying statement of income. During 2019, the Company incurred $14,865,597 in expenses related to its cost sharing agreement with NGI.

The table below shows the breakout of the expenses for 2020 and 2019 related to cost sharing agreement.

	2020	2019
Compensation	$12,114,648	$11,515,865
Benefits and payroll taxes	1,938,344	1,842,538
Rent and occupancy costs	495,657	443,043
Technology	497,595	414,927
Travel and Entertainment	105,917	466,908
Telecommunications	111,175	163,821
Marketing, advertising, and communication	8,184	18,494
	$ 15,271,521	$ 14,865,597

As of December 31, 2020, $2,048,718 was owed from NGS to NGI related to the cost sharing agreement as amended in July 2018. As of December 31, 2019, $185,517 was owed to NGS from NGI related to the same cost sharing agreement.

As of December 31, 2020, the Company owed $3,203,686 to its parent company, NGH, for federal and state income taxes for the year ended December 31, 2020. As of December 31, 2019, the Company owed $1,916,967 to its parent company, NGH, for federal and state income taxes for the year ended December 31, 2018.

The company owed $588,372 to Newport Group Consulting ("NGC") at December 31, 2020. The company was owed $36,586 as of December 31, 2019 from NGC for producer fees paid by NGS on behalf of NGC where NGC received the income.

5. **Income Taxes**

The components of the net deferred tax asset included in the statement of financial condition as of December 31, 2020 and 2019 was as follows:

	2020	2019
Deferred tax assets:		
Provision for allowance for doubtful accounts	$ 111,311	$ 78,253
Other accruals	263	4,070
Deferred income taxes, net	$ 111,574	$ 82,323

The Company files federal and state income tax returns on a consolidated basis with NGH where applicable. As such, the Company's tax provision, and related payable, as of and for the year ended December 31, 2019 was prepared using the separate-return method. The Company pays to or receives from NGH amounts equivalent to income tax charges or credits. At December 31, 2020 and 2019 NGS owed NGH $3,203,686 and 1,916,967 respectively for income taxes. Deferred income taxes are established based upon temporary differences within the Company.

In accordance with accounting standards relating to accounting for uncertainty in income taxes, management assessed whether there were any uncertain tax positions that may give rise to income tax liabilities and determined that there were no such matters requiring recognition in the accompanying financial statements.

With few exceptions, the Company is no longer subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2014.

6. **Commitments and Contingencies**

The Company has entered into agreements with certain underwriters of major life insurance contracts whereby the termination of the insurance and annuity-based variable products by the customers, for any reason other than maturity of the contracts, will result in commission chargeback expense to the Company.

The amount of any chargeback would be determined based upon a decreasing percentage and the last contract year completed by the customer over a two to twelve-year period depending upon the individual life insurance carrier. The Company is not aware of any existing chargeback's and based on prior experience has not provided for any chargeback accrual.

From time to time, the Company is involved in legal proceedings arising mainly from the ordinary course of its business. In management's opinion, the legal proceedings are not expected to have a material effect on the Company's financial position or results of operations.

7. **Subsequent Events**

The Company evaluated subsequent events for recognition and disclosure through March 26, 2021, the date which this financial statement was issued. Nothing has occurred outside normal operations since that required recognition or disclosure in this financial statement.

SUPPLEMENTAL INFORMATION

Deloitte.

Deloitte & Touche LLP
555 Mission Street
San Francisco, CA
USA

Tel: +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of Newport Group Securities, Inc.:

We have reviewed management's statements, included in the accompanying Newport Group Securities, Inc. Exemption Report, in which (1) Newport Group Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2020 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte + Touche LLP

March 26, 2021



NEWPORT GROUP SECURITIES, INC. EXEMPTION REPORT

Newport Group Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)1.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Newport Group Securities, Inc.

I, Teresa J. Sherrard, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Teresa J. Sherrard

Teresa J. Sherrard
Financial and Operations Principal

March 26, 2021